FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 3 December, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Directorate Change sent to the London Stock Exchange on 3 December, 2004 press release
PR0445

                     mmO2 ANNOUNCES NEW MANAGEMENT AT O2 UK


Released: 3 December 2004

mmO2 plc today announces that Dave McGlade, CEO of O2 UK will step down from the Board and leave the Company at the end of the current financial year in March 2005. He will be relocating his family and returning to his native America to take up an exciting new opportunity.

Over the past 4 years, Dave McGlade has led the turnaround in O2 UK's performance and the successful establishment of the O2 brand in the UK. He has made a significant contribution to the Group, in particular growing the UK customer base to over 14 million, at the same time as growing revenues by 20 per cent during the first half of the year and increasing operating profit by 40 per cent in a highly competitive environment.

O2 UK has a strong and experienced management team in place responsible for driving forward the positive momentum of the business. Dave McGlade will be succeeded as CEO of the UK business in April 2005 by the current CFO, Matthew Key, who will also be appointed to the Executive Committee of mmO2 plc. The management team will be further strengthened by enlarging the role of Vivek Dev as chief operating officer of the business.

Peter Erskine, chief executive of mmO2, commented, "I would like to thank Dave McGlade for his drive, enthusiasm and many achievements over the past 4 years. He will leave our UK business in the best shape it's ever been. I am delighted that we are able to announce his successor from within the Company and I have every confidence that O2 UK will go from strength to strength under the leadership of Matthew Key as CEO and Vivek Dev as COO."

Matthew joined O2 UK as chief financial officer in February 2002. Since this time he has overseen a significant improvement in the financial performance of the business on a quarter by quarter basis. Also responsible for the company's strategy, business development and regulatory functions, he was the driving force behind the establishment in September 2003 of the Tesco Mobile joint venture, of which he is currently chairman.

Before joining O2, Matthew worked with Vodafone as UK operations finance director for 4 years. Prior to this he held various financial positions with Kingfisher, Coca-Cola, Schweppes and Grand Metropolitan. Qualified as a Chartered Accountant with Arthur Young in London in 1987, Matthew is 41 years old and married with three children.

Vivek Dev has extensive experience of the telecommunications industry. He was appointed chief operating officer of O2 UK in August 2001. During this time he has overseen the transformation of the quality of O2 UK's network, delivered major efficiencies in its procurement processes, led the company's restructuring programme and continues to implement significant improvements in customer service.
                                     -ends-
mmO2
mmO2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns mmO2 Airwave - an advanced, digital emergency communications service. In addition, mmO2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 22 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 22% of total service revenues in the quarter ending 30 September 2004.

mmO2 Contacts:
Richard Poston                            David Nicholas
Director Corporate Affairs                Director of Communications
mmO2 plc                                  mmO2 plc
richard.poston@o2.com                     david.nicholas@o2.com
T: +44 (0)771 537 7079                    t: +44 (0)771 575 9176

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 3 December, 2004                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary